Exhibit 99.26(8)(i)

SHAREHOLDER INFORMATION AGREEMENT

This Shareholder Information Agreement (“Agreement”) is made as of April 16, 2007, or such other compliance date mandated by Rule 22c-2 under the Investment Company Act of 1940 (“Rule 22c-2”), which ever shall last occur, by and between T. Rowe Price Services, Inc. (“Services”), T. Rowe Price Investment Services, Inc., (“Investment Services”) (collectively “T. Rowe Price”), the T. Rowe Price Funds (“Funds”), and Southern Farm Bureau Life Insurance Company, a Mississippi insurance company on behalf of each of its segregated asset accounts  (“Intermediary”).

WHEREAS, Services is the registered transfer agent and Investment Services is the distributor and underwriter for the Funds;

WHEREAS, Intermediary is the depositor of the Southern Farm Bureau Life Variable Account and Southern Farm Bureau Life Variable Life Account (“Accounts”);

WHEREAS, T. Rowe Price and the Intermediary have entered into a Fund Participation Agreement providing for investment by the Accounts of the Intermediary in the Funds and generally governing all aspects of the relationship not related to Rule 22c-2 requirements;

WHEREAS, Rule 22c-2 requires T. Rowe Price or the Funds to enter into a Shareholder Information Agreement with each financial intermediary, as defined by Rule 22c-2;

WHEREAS, T. Rowe Price has identified Intermediary as a financial intermediary;

WHEREAS, T. Rowe Price and the Intermediary are desirous of cooperating in fulfilling the obligations under Rule 22c-2; and

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon T. Rowe Price and the Intermediary;

NOW THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties agree as follows:

1.                                       Definitions

A.                                 The term “Fund” includes Services, Investment Services, and/or the Funds.  The term does not include any money market fund.

B.                                     The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund that are held by the Intermediary.

C.                                     The term “Shareholder” means the holder of interests in a variable annuity contract or variable life insurance policy issued by the Intermediary (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

D.                                    The term “written” includes electronic writings and facsimile transmissions.

2.                                       Agreement to Provide Information.  Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of  every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

A.                                   Period Covered by Request.  Requests must set forth a specific period for which transaction information is sought, which will generally not exceed ninety (90) calendar days of transaction information.  The Fund will not request transaction information older than twelve (12) months from the date of the request unless the Fund deems it necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

B.                                     Form and Timing of Response.  Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than five (5) business days or such other time as agreed to by the Fund, after receipt of a request.  If the requested information is not on the Intermediary’s books and records, Intermediary agrees to (within the time period designated above): (i) provide or arrange to provide to the Fund the required information from Shareholders who hold an account with an indirect intermediary, or (ii) if directed by the Fund, restrict further purchases of fund Shares from such indirect intermediary.  In such instances, Intermediary agrees to inform the Fund whether it plans to perform (i) or (ii).  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.  For purposes of this provision, an “indirect intermediary” has the same meaning as in Rule 22c-2.

C.                                     Timing of Requests.  Fund requests for Shareholder information shall be made no more frequently than quarterly, except as the Fund deems necessary to investigate compliance with written market timing and similar abusive trading policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of outstanding Shares issued by the Fund.

D.                                    Limitations on Use of Information.  The Fund agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

E.                                      Indemnification.  The Fund agrees to indemnify and hold harmless Intermediary from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising in connection with third party claim or action brought against Intermediary as a result of any unauthorized disclosure by a Fund of a Shareholder’s taxpayer identification number and/or any other Shareholder account information provided to the Fund in response to a request for information pursuant to the terms of this Agreement.

3.                                       Agreement to Restrict Trading.  Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares for a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate written policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.   Such restrictions would include restricting telephone and facsimile transfer privileges and requiring that further purchases or exchanges of Shares be made in writing by regular mail through the U.S. Postal Service.  Instructions must be received by the Intermediary at the following address, or such other address that Intermediary may communicate to T. Rowe Price in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

Southern Farm Bureau Life Insurance Company

1401 Livingston Lane

Jackson, Mississippi 39213

Attn:  Variable Policy Administration

Phone: 601-981-7422

A.                                   Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account (s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Fund agrees to provide to the Intermediary, along with any written instructions to restrict further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund’s written policies relating to eliminating or reducing any dilution of value of the Fund’s outstanding Shares.

B.                                     Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

C.                                     Confirmation by Intermediary.  Intermediary must provide written confirmation to the Fund that instructions have been executed.  Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

D.                                    Force Majeure.  Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences.  The party who has been so affected shall promptly give written notice to the other Party and shall use its best efforts to resume performance.  Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

E.                                      Termination.  This Agreement will terminate upon the termination of the Fund Participation Agreements and upon redemption of all Shares in the Fund held by the Intermediary.

4.                                       Construction of the Agreement; Fund Participation Agreements.  The parties entered into a Fund Participation Agreement between or among them for the purchase and redemption of Shares of the Funds by the Accounts in connection with the Contracts.  This Agreement supplements that Fund Participation Agreement.  To the extent the terms of this Agreement conflict with the terms of the Fund Participation Agreement, the terms of this Agreement shall control.

5.                                       Shareholder Information Prior to the Effective Date of this Agreement.  Prior to the effective date of this Agreement, the Fund and the Intermediary agree that any request made to the Intermediary by the Fund for Shareholder transaction information, and the Intermediary’s response to such request, shall be governed by whatever practices the Fund and the Intermediary had utilized in the absence of a formal agreement, if any, to govern such requests.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

T. ROWE PRICE INVESTMENT SERVICES, INC.		T. ROWE PRICE SERVICES, INC.

By:	/s/ Laura Chasney	By:	/s/ Laura Chasney

Name:	Laura Chasney	Name:	Laura Chasney

Title:	Vice President	Title:	Vice President

Date:	4/4/07	Date:	4/4/07

T. ROWE PRICE FUNDS		SOUTHERN FARM BUREAU
LIFE INSURANCE COMPANY

By:	/s/ Henry H. Hopkins	By:	/s/ Joseph A. Purvis

Name:	Henry H. Hopkins	Name:	Joseph A. Purvis

Title:	V.P.	Title:	Senior Vice President, General
Counsel, and Secretary

Date:	4/4/07	Date:	4/03/07

Intermediary:  Please provide the following information:

Intermediary Information

Address 1:	1401 Livingston Lane

Address 2:

Address 3:

City: Jackson

State, Zip Code Mississippi, 39213

Phone: (601) 981-7422

Email:

If Company trades through NSCC, please also provide the NSCC Firm Number(s) covered by this Agreement:N/A.                            ;                            ;                            ;                            .